UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Best Hometown Bancorp, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

08652N103

(CUSIP number)

March 26, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.08652N103	Page 2 of 8 Pages

1.	Name of Reporting Person Maltese Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 80,000 7. Sole Dispositive Power 8. Shared Dispositive Power 80,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 9.68%
12.	Type of Reporting Person* IA, 00

SCHEDULE 13G

CUSIP No. 08652N103	Page 3 of 8 Pages

1.	Name of Reporting Person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    Sole Voting Power

___________________________________________________________________________________

 6.    Shared Voting Power

           57,500

___________________________________________________________________________________

  7.    Sole Dispositive Power

___________________________________________________________________________________

8.    Shared Dispositive Power

            57,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 6.96%
12.	Type of Reporting Person* 00

SCHEDULE 13G

CUSIP No. 08652N103	Page 4 of 8 Pages

1.	Name of Reporting Person Malta Thrift Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

___________________________________________________________________________________

  6.    Shared Voting Power

           57,500

___________________________________________________________________________________

 7.    Sole Dispositive Power

___________________________________________________________________________________

8.    Shared Dispositive Power

            57,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,500
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 6.96%
12.	Type of Reporting Person* PN

SCHEDULE 13G

CUSIP No. 08652N103	Page 5 of 8 Pages

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 80,000 7. Sole Dispositive Power 8. Shared Dispositive Power 80,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 9.68%
12.	Type of Reporting Person* IN, HC

SCHEDULE 13G

CUSIP No. 08652N103	Page 6 of 8 Pages

Item 1(a). Name of Issuer:

Best Hometown Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

100 East Clay Street, Collinsville, Illinois, 62234

Item 2(a). Name of Person Filing:

This statement is being filed by (i) Maltese Capital Management LLC, a New York limited liability company (“MCM”) (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company (“Holdings”), (iii) Malta Thrift Fund, L.P., a Delaware limited partnership (“MTF”), and (iv) Terry Maltese, Managing Member of MCM and Holdings, with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”) that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

Item 2(b). Address of Principal Business Office:

The address of the principal offices of each of Holdings, MCM and MTF, and the business address of Mr. Maltese is Maltese Capital Management, LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

Item 2(c). Citizenship:

MCM is a New York limited liability company.

Holdings is a Delaware limited liability company.

MTF is a Delaware limited partnership.

Mr. Maltese is a U.S. Citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

08652N103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 08652N103	Page 7 of 8 Pages

Item 4. Ownership.

(a) and (b) Based upon an aggregate of 826,208 shares of Common Stock outstanding as determined by the Issuer’s most recently available 10-K filing, as of the close of business on December 31, 2017:

(i)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of certain partnerships, Holdings may be deemed to beneficially own 57,500 shares of Common Stock which are held by such partnerships, constituting approximately 6.96% of the shares outstanding.

(ii)	MTF beneficially owned 57,500 shares of Common Stock, constituting approximately 6.96% of the shares outstanding.

(ii)	MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to beneficially own 80,000 shares of Common Stock, which are held of record by clients of MCM, constituting approximately 9.68% of the shares outstanding.

(iii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of MCM and Holdings, Mr. Maltese may be deemed to beneficially own 80,000 shares of Common Stock, constituting approximately 9.68% of the shares outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii) Shared power to vote or to direct the vote:

MTF: 57,500 HOLDINGS: 57,500 MCM: 80,000 MR. MALTESE: 80,000

(iii) Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

MTF: 57,500 HOLDINGS: 57,500 MCM: 80,000 MR. MALTESE: 80,000

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

SCHEDULE 13G

CUSIP No. 08652N103	Page 8 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits: [Exhibit I: Joint Acquisition Statement, dated as of April 6, 2018.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Malta Thrift Fund, L.P.
By: Maltese Capital Holdings, LLC, the sole General Partner

/s/ Terry Maltese
Terry Maltese Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 6, 2018

Maltese Capital Management LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Malta Thrift Fund, L.P.
By: Maltese Capital Holdings, LLC, the sole General Partner

/s/ Terry Maltese